February 9, 2011

Michael F. Johnson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Appiphany Technologies Holdings Corp.

File No. 333-167453

SEC Comment letter dated January 21, 2011

Dear Mr. Johnson:

Appiphany Technologies Holdings Corp., a Nevada corporation (the “Company”), has received and reviewed your letter of January 21, 2011, pertaining to the Company’s Amended Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on January 7, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 21, 2011.

Prospectus Summary, page 6

1.

In the fourth paragraph of the Company Overview you express an expectation that you will continue generating revenues from the sale of Apps and accessories that are compatible with Apple's iPod and iPhone to existing customers. Provide context for this statement by expressing the revenues you have received from the sale or licensing of Apps in dollar terms. Consistent with the disclosure in Management's Discussion and Analysis, the reference to revenues in the summary should indicate that all revenues received in the period ended October 31, 2010 were from advertising.

RESPONSE:  The sources of revenue were incorrectly stated, as we do not, and have not received revenues from online advertising; therefore, we have revised the Filing on Page 6 to include the following language:

“Our target customers are those consumers wishing to purchase Apps for their Apple products and third-party commercial businesses wishing to develop Apps for resale. We anticipate that we will be able to continue generating revenues from the sale of our Apps. As of October 31, 2010, we have generated $4,031 collectively from the sale of our Apps on the iTunes website. We also have a license that allows us to develop and sell accessories that are compatible with Apple’s iPod and iPhone to existing and new customers; however, no such accessories have been developed or sold to date. In addition, we are evaluating the feasibility of providing additional services, including web design, graphic design, hosting, marketing, and new business consulting focused on technology implementation. We believe that our success will depend on our ability to promote products and software consistent with the Apple, Inc. culture and image. We will also need to anticipate and respond to changing consumer demands and tastes, as well as the demands of Apple, Inc.”

2.

With respect to prior comment 4, please more specifically describe what is "unique" with respect to Mr. Keller's understanding of resource management pertaining to large collaborative projects or delete that descriptive term.

RESPONSE:  We have revised the Filing to delete the referenced term.

Risk Factors

Risks Related to Our Business, page 9

3.

Expand this risk factor to indicate that through October 31, 2010, you had not received any revenues from sales or licensing of your Apps. Also, expand the header of the risk factor to state that through October 31, 20 10, you had not received any revenues from the Apps upon which you base your business plan. In your response letter, please identify which Apps have generated revenues as well as the dollar amounts generated by each. Ensure that the prospectus description of the portfolio of your Apps more clearly identifies the Apps that have generated revenues and as applicable that any such revenues have been insignificant or nominal to date.

RESPONSE:  As of October 31, 2010, we have generated $4,031 in revenues from the aggregate sale of our Apps. We do not have a breakdown of how much each App has generated in revenues as these revenues have been insignificant to date. We inadvertently stated such revenues were received from online advertising in our Filing; therefore, we have amended the Filing to accurately reflect that such revenue was received from the sale of our Apps. We have revised the Filing on page 9 to include the following language:

“Our business is heavily dependent on the License Agreement we have in place with Apple, Inc. and we have only received nominal revenues from the sale of our Apps upon which we base our business plan.

The Company's operations are materially dependent on the terms and conditions of the License Agreement with Apple, Inc. The License Agreement permits the Company to use and exploit certain proprietary property and concepts owned or controlled by Apple, Inc., including the Apple iPhone, iPod, iPod Touch, and iPad brand names, trade dress and trademarks. In the event that the Company is unable to comply with the terms and conditions of the License Agreement in the future, it would have a material adverse impact on the Company's operations. We have received nominal revenues from the sale of our Apps.”

"As the Company's President and Vice-President have other outside ...," page 11

4.

Expand the header of this risk factor as well as the related text to state clearly that each of the identified executives has only committed to devote ten hours of their time to your company. The existing presentation emphasizes the maximum commitment of each executive, thereby mitigating the potential risks of their part-time involvement.

RESPONSE:  We have revised the Filing on page 11 to include the following language:

“Our President has other outside business activities, which only allow him to devote only 30 hours per week to the Company. These minimal time commitments may result in periodic interruptions or business failure. The Company’s Vice-President has other outside business activities, thus he is only able to devote 5 hours of his time per week to the Company.

Our President and Chief Executive Officer, Jesse Keller, has other outside business activities, but he is committed to devote approximately 30 hours per week to our operations. Additionally, our Vice President, Jonas Klippenstein will only be devoting 5 hours per week to the affairs of the Company. Our operations may be sporadic and occur at times when Messrs. Keller and Klippenstein, are unavailable, this may lead to the periodic interruption in the implementation of our business plan. Such delays could have a significant negative effect on the success of the business. ”

Plan of Distribution, Terms of the Offering, page 15

5.

You include a heading "Rule 144 Shares" and related text. However, the relevance of Rule 144 to the distribution of the shares, the offer and sale of which you are registering, is unclear. Please ensure that all material features of your plan of distribution are described.

RESPONSE:  We have revised the Filing to delete the referenced heading and related text as we do not feel it is relevant to our plan of distribution under this offering.

Description of Our Business

Products and Services, page 19

6.

We note your discussion of the company's products and services beginning on page 19, which indicate you developed the Big White and Silver Star Apps for ski resorts. Also, your disclosures on page 21 indicate that the company was "contracted to develop" the Penny Stock App. Tell us how revenues are earned from the sale of these products. In this regard, it is unclear from your disclosures if you generate revenues from the sale of such Apps; whether you share in the revenues with third parties or whether you earn revenues from advertising such Apps on your network of websites. In addition, it is unclear if the company developed the Police Notebook and Student Notes Apps and how these products contribute to your revenues. Please revise your Business section to more clearly describe how the various products and services you discuss fit into your business plan and how they generate revenues for the company.

RESPONSE:  We have revised the Business section of the Filing starting on page 19 and have also included the following language:

“Currently, we develop and sell Apps for the iPhone and iPod. We have several Apps that we have created, developed and sold. Below is a short description of our current products and projects. Each of the Apps described below has been created under the direction and direct supervision of our President, Jesse Keller. We use developers on a contract or limited basis to develop the Apps. As of October 31, 2010, we have generated $4,031 in revenues from the aggregate sale of our Apps. We generate revenues through iTunes. Our Apps are displayed and sold on the iTunes website, and Apple receives the initial proceeds from the purchase of any Apps. We receive seventy percent of the proceeds Apple receives from the sale of our Apps, and Apple keeps thirty percent of the proceeds received from the sale. At the end of the month we receive a direct deposit from Apple consisting of our share of proceeds from sales of our Apps for that month, so long as the proceeds are over $150.00. If our proceeds for a particular month are under $150.00 the proceeds will carry over into the next month’s deposit.”

Plan of Operations, page 23

7.

On page 23 you indicate that management anticipates requiring $20,000 to design and develop your App software and products for the next 6 to 8 months assuming you are able to raise the maximum amount from this offering. Your disclosures on page 14 indicate that you will use $25,000 to develop your business plan if 100% of the shares are sold. Please explain the apparent inconsistencies in these disclosures or revise accordingly.

RESPONSE:  We have revised the Filing on page 24 to include the following language:

“Management anticipates requiring approximately $25,000 on the design and development of the Company’s App software and products for the next 6 to 8 months. This amount will be available to us if we are able to sell 100% of the shares offered hereby.  If we are able to sell only 50%, 25% or 10% of the shares offered, we will have approximately $12,750, $4,750 or $300, respectively, to allocate towards business development. If we are unable to raise the maximum amount from this offering, we will limit our business development to those Apps and products which we have already begun development on and to focus on marketing those Apps and products for sale.”

Licensing, page 24

8.

We refer to your response to prior comment 15 and reissue that comment. Please revise this section to include a concise description of the material terms of your license or other material agreements with Apple and to discuss the material rights and obligations of the company thereunder. Private confidentiality agreements do not have an impact on the disclosure required by the federal securities statues and regulations. Required and/or material information must be disclosed even if confidential. See Section II.B.2 of Staff Legal Bulletin 1. Also, refer to Item 101(h)(4)(vii) of Regulation S-K. To the extent you believe discrete portions of an agreement that is required to be filed is the appropriate subject matter for confidential treatment, you may make an application for confidential treatment under Rule 406 of the Securities Act. In preparing any such application, refer to the Staff Legal Bulletin cited above.

RESPONSE:  We have revised the Filing on page 25 to include the following language:

“As of June, 2009, Appiphany Technologies Holdings Corp. entered into an iPhone Developer Program License Agreement (“Developer License”) with Apple, Inc. and became a registered Apple developer.  The Developer License allows the Company to use Apple, Inc.’s software to develop, debug, and distribute commercial Apps in the iTunes store for an initial term of one year.  The License can be renewed each year for a fee of $100.00 and acceptance of an updated contract of terms and conditions, both of which Appiphany has complied with up to date. The Agreement provides that developers must develop their Apps using binary code and must submit these Apps to apple for approval. Upon approval, the Apps are displayed and sold on the iTunes website and Apple receives thirty percent of the proceeds from each App that is sold, and the Company receives seventy percent of the proceeds. If a particular App is not approved by Apple, Apple will send the App back to the developer to work on any issues Apple pointed out.

In September 2009, Appiphany finalized a Made for iPod contract and license agreement with Apple, Inc. (the “MFi License”) to design, develop, manufacture and sell accessories that are made for Apple’s iPod and iPhone.  The MFi License allows our Company to develop electronic accessories that connect to both the iPod and iPhone. The License costs $80.00 and the program is open to the public. Once Apple approves and the fee is paid, Apple grants the Company access to technical documentation, hardware components, technical support and certification logos. Currently, we have paid the initial fee; however, Appiphany has not created or developed any accessories under this program, but we intend to do so in the future.”

Management Discussion and Analysis

Results of Operations, page 25

9.

Your disclosures on page 26 indicate that the company has already begun generating revenues from the sale of your Apps, however, your results of operations discussion refers only to advertising revenues. Please explain this apparent inconsistency and revise your disclosures accordingly.

RESPONSE:  The sources of revenue were incorrectly stated as we do not, and have not received any revenues from online advertising; therefore, we have revised the Filing on Pages 26 and 27, respectively to include the following language:

Page 26:

“For the period ended October 31, 2010, the Company earned $4,031 of revenues from the sale of Apps and incurred $76,028 of operating expenses, which included $40,391 in professional fees relating to audit, accounting, and legal fees incurred with respect to the S-1 reporting and for the recapitalization transaction, $5,833 of payroll and salaries, $10,000 of consulting fees, and $19,645 of general and administrative fees related to the day-to-day expenditures of the Company.”

Page 27:

“To date, we have designed and developed a variety of Apps that are currently available for purchase through Apple, Inc., and we are in the process of developing additional Apps and products.  Our current products, services and projects are described in further detail in the section of this prospectus titled “DESCRIPTION OF OUR BUSINESS”, under “Products and Services” starting on page 23. Over the next 12 months, we intend to continue developing and marketing our Apps. Some of our Apps are already commercially marketed and sold through the iTunes store and it is our intention to offer more as we design and develop them. We have already begun generating revenues from the sale of our Apps, and we intend to continue generating such revenues over the next 12 months.”

Results of Operations, page 25

10.

Please expand your disclosure, here or in other appropriate parts of your prospectus, to discuss the "network of websites" that you use in generating revenues from advertising.

RESPONSE:  We have revised the Filing to remove any reference to generating revenues from advertising as we do not generate any revenues from online advertising and any disclosure to the contrary was inadvertently stated.

Directors, Executive Officers, Promoters and Control Persons, page 28

General

11.

We refer to prior comment 24 and reissue that comment in part. Please provide support for the statement that Mr. Keller is "well known for his strategic business planning" or remove the statement from the prospectus.

RESPONSE:  We have revised the Filing throughout to remove the respective statement.

12.

We refer to prior comment 25. As you have indicated your officers and directors do not have direct experience in application development, please expand your disclosure, here and throughout your prospectus, to discuss who develops your applications and the terms of your agreements with these developers.

RESPONSE:  We have revised the Filing throughout to indicate that we use third party developers to develop the codes for the Apps and we have included the following language on Page 31:

“Significant Employees/Consultants

We have three full-time employees, including our President, and two part-time employees, including our Vice President. We use consultants and independent contractors on a case-to-case basis. We use developers on a contract or limited basis to develop code for the Apps. As such developers are hired on an “as-needed” basis, we do not have agreements in place with the developers, nor do we plan on entering into agreements with the developers. In the future, we intend on having a team of in-house developers who are employees of the Company.”

Certain Relationships and Related Transactions, page 31

13.

We refer to prior comment 27 and reissue that comment in part. You state that there were no transactions with related parties that exceeded $120,000 in value, but paragraph (d) of Item 404 of Regulation S-K provides that the disclosure threshold applicable to a smaller reporting company is the lesser of $120,000 or one percent of the total assets of your company at the end of the fiscal year. As such it appears the loans from the related parties exceed the applicable disclosure threshold. Ensure that your disclosure describes the nature of the agreements used by the company to secure and document the financing from related parties. Please also consider whether any written agreements relating to these related party loans should be filed in answer to Item 601 (b)(l O)(ii)(A) of Regulation S-K. We note that one of the lenders, Mr. Garth Roy, is the holder of more than five percent of the outstanding shares.

RESPONSE: We have considered your comment relating to the need for written agreements reflecting the related party loans, and we consider the nature of the obligations and feel that the financings are provided on an as needed basis and as such are properly recorded and booked in the Company’s financial statements obviating the need for any additional documentation. Further, Mr. Garth Roy received shares in a Share Exchange Agreement under which we acquired the subsidiary, Appiphany Technologies Corporation. He is not a lender, but an investor in the Company; therefore, we have revised the Filing on Page 32 to include the following language:

“On May 1, 2010, the Company entered into a Share Exchange Agreement with Appiphany Technologies Corp. ("ATC"), a company incorporated in British Columbia, Canada pursuant to which the Company acquired all of the issued and outstanding shares of ATC in exchange for an aggregate of 1,500,000 shares of Appiphany issued equally to three shareholders, including our CEO, President, CFO, Treasurer and Director, Mr. Jesse Keller, our Secretary and Director, Mr. Jonas Klippenstein, and Garth Roy, a beneficial holder of shares of the Company’s common stock. The shares were issued pursuant to Section 4(2) and/or Rule 903 of Regulation S.

As at July 31, 2010, the Company owed $41,447 (April 30, 2010 - $699) to the President and Director of the Company, Jesse Keller, for financing of day-to-day expenditures incurred on behalf of the Company.  The amounts owing are unsecured, non-interest bearing, and due on demand.

As at July 31, 2010, the Company owed $32,255 (April 30, 2010 - $nil) to a Director of the Company, Jonas Klippenstein, for financing of day-to-day expenditures incurred on behalf of the Company.  The amounts owing are unsecured, non-interest bearing, and due on demand.

We currently utilize office space free of charge on a month-to-month basis from 250 Media Corp., of which our President, Jesse Keller, is the current Chief Executive Officer.  The office space is approximately 1000 square feet of industrial/office space with opportunities to expand our facilities.

Notwithstanding the foregoing, none of the following persons has any direct or indirect material interest in any transaction to which we were or are a party since the beginning of our last fiscal year, or in any proposed transaction to which we propose to be a party:

(A)

any of our directors or executive officers;

(B)

any nominee for election as one of our directors;

(C)

any person who is known by us to beneficially own, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(D)

any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons named in paragraph (A), (B) or (C) above.”

Report of Independent Registered Public Accounting Firm, page F-12

14.

The report of your independent registered public accounting firm refers to the financial statements of Appiphany Technologies Holdings Corp. for the period from February 24, 2010 (inception) through April 30, 2010. However, the financial statements included in the registration statement are for the period from June 4, 2009 (date of inception) to Apri1 30, 2010. Please revise to include a report from M&K CPAs, PLLC, opining on the financial statements filed with your registration statement.

RESPONSE:  We have revised the Filing accordingly.

15.

We note the report of your independent registered public accounting firm is dated June 8, 2010, however, it appears that the combined financial statements of Appiphany Technologies Holding Corp and Appiphany Technologies resulted from prior comment 29 in our letter dated December 1, 2010. Please confirm the date of M&K CPAs, opinion or revise accordingly.

RESPONSE:  We have revised the Filing accordingly.

Notes to Consolidated Financial Statements

16.

Revise the headers beginning on page F-17 to refer to Appiphany Technologies Holdings Corporation rather than Appiphany Technologies Corporation.

RESPONSE:  We have revised the Filing accordingly.

Alternate Cover Page

17.

In the first paragraph of the cover page for the secondary offering prospectus you state that the shares will be offered at a fixed price of $0.05 per share for the duration of the offering and thereafter at such prevailing market prices or privately negotiated prices on the OTCBB or other applicable exchange. Your reference to "the duration of the offering" is unclear. If you intend to limit the pricing of the secondary shares to $.05 for the duration of the primary offering, please revise to so state. If you intend that the secondary shares be offered at a price of $.05 per shares only until the shares are included in the OTCCBB or "another applicable exchange" please clarify this. In the latter instance expand the risk factor concerning the concurrent offering to state clearly the difficulties the issuer will experience in attempts to complete the primary offering in the event the market price falls below $.05 per share and selling shareholders choose to dispose of their shares at such market prices.

RESPONSE:  We have revised the Filing to reflect that we intend to limit the pricing of the secondary shares to $.05 for the duration of the primary offering.

Exhibits, page II-4

Exhibit 23

18.

The consent of your independent registered public accounting firm refers to the report of M&K CPAs dated June 9, 2010, however, the auditors' report included in the registration statement is dated June 8, 2010. Please revise to include a consent from your independent registered public accounting firm, which refers to the correct report date.

RESPONSE:  We have also revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the January 21, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

APPIPHANY TECHNOLOGIES HOLDINGS CORP.

/s/ Jesse Keller

By: Jesse Keller

Title: President and Chief Executive Officer